Exhibit 99. (e-3)

AMENDMENT TO DISTRIBUTION AGREEMENT

THE ALGER FUNDS

The Alger Funds (the “Fund”) has adopted a plan pursuant to Rule 12b-1 under the Investment Company Act permitting certain payments to Fred Alger & Company Incorporated (“Alger”) with respect to Class A and Class I Shares of the portfolios of the Fund and amended its existing plans with respect to Class B and Class C Shares. Accordingly, the Distribution Agreement dated October 24, 1986, as amended December 31, 1996, July 31, 1997, and February 14, 2007 between the Fund and Alger is hereby further amended as follows:

(1) The following is inserted at the end of paragraph 1.7:

In addition to the foregoing, as promptly as possible after the last day of each month that this Agreement is in effect, the Fund may pay shareholder servicing fees to Alger for ongoing servicing and/or maintenance of shareholder accounts at an annual rate of up to .25% of the average daily net assets allocable to the Class A Shares, Class B Shares, Class C Shares and Class I Shares of each Portfolio, such payments to be in addition to any other payments described in this Agreement and authorized by other provisions of Distribution Plans maintained by the Fund, and to be made in each case only out of the assets allocable to the Portfolio’s shares of the applicable class. The shareholder servicing fee shall be used by Alger to provide compensation for ongoing servicing and/or maintenance of shareholder accounts and to cover an allocable portion of overhead and other Alger and selected dealer office expenses related to the servicing and/or maintenance of shareholder accounts, or for such other purpose as may be permitted under the then current Class A, Class B, Class C and Class I Distribution Plans of the Fund adopted pursuant to Rule 12b-1 under the 1940 Act (the “Plans”).

(2) Paragraph 1.10 of the Agreement is amended to read as follows:

1.10 Alger acknowledges that the payments contemplated by paragraph 1.7 are subject to the approval of the Fund’s Board of Trustees, that no Portfolio is contractually obligated to make such payments in any amount or at any time, including those in reimbursement of Alger expenses and interest thereon incurred in a prior month or year, and that payments with respect to a particular class of shares of a particular Portfolio may be terminated by vote of a majority of the shares of that class of that Portfolio.

This Amendment is accepted and agreed to as of August 6, 2007.

THE ALGER FUNDS

By:	/s/ Hal Liebes

FRED ALGER & COMPANY, INCORPORATED

By:	/s/ Hal Liebes